UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check One):|_| Form 10-K   |_| Form 20-F   |_| Form 11-K  |X| Form 10-Q
            |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

For Period Ended:                  March 31, 2008
                 ---------------------------------------------------------------

|_|    Transition Report on Form 10-K    |_|    Transition Report on Form 10-Q
|_|    Transition Report on Form 20-F    |_|    Transition Report on Form N-SAR
|_|    Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

      Read instruction (on back page) before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            RxElite, Inc
                        --------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

                        1404 North Main Street, Suite 200
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           Address of principal executive office (Street and number)

City, state and zip code      Meridian, Idaho  83642
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant is unable to file its Form 10-Q in a timely manner because the Registrant has been unable to complete certain financial information required for the completion of its Financial Statements in the quarterly report on Form 10-Q and to provide such information to its independent auditors for review. The Registrant intends to file its Form 10-Q on or prior to the prescribed extended date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Shannon M. Stith             (208)                      288-5550
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            (Name)                  (Area Code)              (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  RxElite, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 15, 2008                             By: /s/ Shannon M. Stith
     ---------------------                            --------------------------
                                                      Name: Shannon M. Stith
                                                      Title: VP of Finance

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                                      -3-